

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 20, 2008

Via Facsimile (216) 621-6536 and U.S. Mail

Christopher J. Hubbert, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. 9th Street, 20th Floor
Cleveland, OH 44114

Re: LNB Bancorp, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 14, 2008 by AMG Investments, LLC
File Number 000-13203

Dear Mr. Hubbert:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Schedule 14A

Cover Letter

1.   Please revise your disclosure to explain why you believe the company "does not have the right to limit what will be considered at" the special meeting. Additionally, provide us supplementally with your support for that assertion.

2.   We note your disclosure here and throughout the proxy statement that the company "begrudgingly" accepted your third request to hold the special meeting. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. Also, to the extent the previous two requests were denied upon a legal basis which you dispute, please state so.

3.   We note your statements that you "believe shareholders, not management, are entitled to choose the proposals to be considered at" the special meeting and that LNB "is not responsive to the concerns of its shareholders" (page 6). Given that there is an Ohio law dispute between you and the company as to the appropriate matters to be voted upon at the special meeting, please disclose a brief description of the dispute and alert security holders that, if following resolution of the dispute, the proposals to be voted upon are those presented by the company, then using your proxy card will result in their inability to vote at the special meeting.

Action Plan, page 7

4.   Refer to your disclosure that "LNB argues that AMG's ownership of 8.2% of LNB's shares does not entitle it to representation on the board." Please revise your disclosure to clarify that LNB has in fact stated that the representation you seek on the company's board is disproportionate to your shareholding percentage, not that you are not entitled to representation on the board.

Proposal Two, page 13

5.   Please tell us whether setting the size of the board pursuant to this proposal is appropriate under then company's organizational documents or Ohio law, as applicable.

Proposal Four, page 16

6.   We reissue comment 4, in which we requested that you revise your disclosure.

Closing Comments

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions